CERTIFICATE OF AMENDMENT
                                    OF
                           AMENDED AND RESTATED
                       CERTIFICATE OF INCORPORATION
                                    OF
                             ACTIVISION, INC.

          ACTIVISION, INC., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY as follows:

          1. The name of the corporation (hereinafter called the "Corporation") is Activision, Inc.

          2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article FOURTH thereof and by substituting in lieu thereof the following:

          FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is fifty five million (55,000,000) shares, of which five million (5,000,000) shares are designated Preferred Stock (the "Preferred Stock"), par value .000001 per share and aggregate par value of five Dollars ($5), and of which fifty million (50,000,000) shares are designated Common Stock (the "Common Stock"), par value .000001 per share and aggregate value of fifty
Dollars ($50).

          A. Preferred Stock. The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation may be issued by the Board of Directors from time to time in one or more series. Subject to Article EIGHTH, the Board of Directors is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices, and the liquidation preferences of any wholly unissued class or series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.

          B. Common Stock. The terms of the Common Stock shall be as follows:

               1. Dividend. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors.

               2. Distribution of Assets. In the event of the voluntary or involuntary liquidation, distribution winding up of the Corporation, holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Corporation available for distribution to its stockholders.

               3. Voting Rights. The holders of Common Stock shall have the general right to vote for all purposes, including the election of directors, as provided by law. Each holder of Common Stock shall be entitled to one vote for each share thereof held.

          3. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

          In Witness Whereof, the Corporation has caused this certificate to be signed by Robert A. Kotick, its Chairman, and attested by Brian G. Kelly, its Secretary, this 22nd day of August, 1996.

                         ACTIVISION, INC.


                         By:/s/ Robert A. Kotick
                            ----------------------------------
                            Robert A. Kotick
                            Chairman

ATTEST:


By:/s/ Brian G. Kelly
   -----------------------
   Secretary